UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Educate, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,400,134 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,400,134 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,400,134 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 49.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,188,144 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,188,144 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,144 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 22,588,278 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 22,588,278 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,588,278 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 22,588,278 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 22,588,278 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,588,278 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Sylvan, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,400,134 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,400,134 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,400,134 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 49.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Sylvan II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,188,144 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,188,144 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,144 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 supplements and amends the Statement on Schedule 13D filed on October 1, 2004, by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“AOP,” and collectively with AIF, the “Funds”), (iii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors”), (iv) Apollo Management IV, L.P., a Delaware limited partnership (“Management”), (v) Apollo Sylvan, LLC, a Delaware limited liability company (“Apollo Sylvan”), and (vi) Apollo Sylvan II, LLC, a Delaware limited liability company (“Apollo Sylvan II”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Educate, Inc. (“Educate,” or the “Issuer”).  Advisors, Management, AIF, AOP, Apollo Sylvan and Apollo Sylvan II are referred to herein collectively as the “Reporting Persons.”

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed by the Reporting Persons on October 1, 2004. Responses to each item of this Amendment No. 1 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:

On January 28, 2007, Educate entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edge Acquisition, LLC (“Parent”) and Edge Acquisition Corporation (“MergerCo”), pursuant to which MergerCo will merge with and into Educate, with Educate as the surviving corporation (the “Merger”).  Upon the Merger, all of the outstanding shares of Common Stock of the Issuer (other than certain shares to be contributed to Parent by certain stockholders of the Issuer, but not including any of the Reporting Persons, in exchange for units of Parent) will be converted into the right to receive $8.00 per share in cash.  In connection with the transactions proposed in the Merger Agreement, Apollo Sylvan and Apollo Sylvan II entered into a Voting Agreement with Parent and MergerCo (the “Voting Agreement”).  Pursuant to the Voting Agreement, Apollo Sylvan and Apollo Sylvan II agreed, subject to certain conditions, to vote the shares of Common Stock they hold of record, respectively, in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer to its stockholders for approval.  This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D and is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting paragraphs (a), (b), (c), (d) and (e) in their entirety and replacing them with the following:

(a)  See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 43,013,977 shares of Common Stock of the Issuer outstanding as of November 3, 2006, as reported by the Issuer in its Report on Form 10-Q filed with the Securities and

Exchange Commission on November 9, 2006.

(b)  See the information contained on the cover pages to this Amendment No. 1 to Schedule 13D which is incorporated herein by reference.

(c)  There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See the response to Item 4 of this Amendment No. 1 to Schedule 13D, which is hereby incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Voting Agreement dated as of January 28, 2007, by and among the Issuer, Parent, Merger Sub, Apollo Sylvan and Apollo Sylvan II.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 2, 2007	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 2, 2007	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 2, 2007	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 2, 2007	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 2, 2007	APOLLO SYLVAN, LLC

		By:	APOLLO INVESTMENT FUND IV, L.P.
Its Sole Member and Manager

			By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

				By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date:	February 2, 2007	APOLLO SYLVAN II, LLC

		By:	APOLLO OVERSEAS PARTNERS IV, L.P.
Its Sole Member and Manager

			By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

				By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President